UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-41999

Linkers Industries Limited
(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Independent Director

On August 4, 2025, the Board of Directors of Linkers Industries Limited received the resignation of Ms. Carrie Chiu Ying Yu (“Ms. Yu”) from her positions as an independent director, a member of the Compensation Committee, Audit Committee, and Nominating and Corporate Governance Committee of Linkers Industries Limited, with effect from the close of business on August 15, 2025.

On August 11, 2025, the Board of Directors of Linkers Industries Limited also received the resignation of Ms. Kelly Wai Yan Hui (“Ms. Hui”) from her positions as an independent director, the Chair of the Compensation Committee, as well as a member of the Audit Committee, and Nominating and Corporate Governance Committee of Linkers Industries Limited, with effect from the close of business on August 15, 2025.

Ms. Yu and Ms. Hui both resigned for personal reasons and not as the result of any dispute or disagreement with Linkers Industries Limited or the Board of Directors.

Appointment of Replacement Director

Effective August 15, 2025, Linkers Industries Limited’s Board appointed Ms. Wan Man Chan (“Ms. Chan”) as an independent director as well as a member of the Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee.

Effective August 15, 2025, Linkers Industries Limited’s Board also appointed Ms. Lee Chern Koay (“Ms. Koay”) as an independent director as well as the Chair of Compensation Committee, a member of the Audit Committee and the Nominating and Corporate Governance Committee.

Ms. Chan and Ms. Koay meets the Nasdaq Stock Market independence requirements.

Ms. Chan, aged 57, graduated from The Hong Kong Polytechnic University with a bachelor of arts degree in accountancy in November 1991 and obtained her master of International Finance from The University of Amsterdam in July 2001.

Ms. Chan has more than 20 years of experience in the investment banking industry. She has led a number of initial public offerings; and provided advisory services to listed companies, mainly across the Asia-Pacific region. Ms. Chan is currently the treasurer of Christian Counselling Service in Singapore since April 2025. Throughout the years, Ms. Chan served at Grande Capital Limited from October 2017 to September 2020 with her position as managing director, at Ample Capital Limited from September 2004 to October 2017 with her position as president of investment banking, at CSC Asia Ltd from May 2000 to September 2004 with her last position as director of investment banking, at CEF (Singapore) Ltd from February 1997 to August 1998 with her position as manager of corporate finance and at The Stock Exchange of Hong Kong Limited form March 1993 to Aprill 1996 with her last position as senior executive.

Ms. Chan has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Chan had, or will have, a direct or indirect material interest.

Ms. Koay, aged 56, has been a member and a fellow member of the Association of Chartered Certified Accountants since September 1997 and September 2002, respectively. She has over 20 years of experience in audit and accounting. Ms. Koay has been appointed as an independent director of Powell Max Limited (Nasdaq: PMAX) since September 4, 2024. Ms. Koay is currently the financial accountant of Land Real Pty Limited, a property development company in Australia since April 2021. She has served as a financial controller of TEM Electronics (M) Sdn Bhd, engaging in manufacturing and sale of wire/cable harnesses and power supply cords assembled products in Malaysia during the period between November 2010 and August 2019, as an executive director of TEM Holdings Limited, its holding company and a company listed on the GEM of the HK Stock Exchange (Stock Code: 8346) between April 2016 and September 2019, and was subsequently designated as a non-executive director from October 2019 until January 2021. During the period between December 2006 and December 2008, Ms. Koay has served as a group financial controller of Pensonic Holdings Berhad, a company listed on the Bursa Malaysia (stock code: 9997) engaging in manufacturing, assembly and distribution of electrical and electronics appliances. During the period between January 2006 and October 2006, Ms. Koay has served as an audit manager of SH Yeoh & Co., an audit firm in Malaysia. During the period between January 2000 and June 2004, Ms. Koay has served as a finance manager of Uptown Alliance (M) Sdn Bhd in Malaysia, a wholly-owned subsidiary of Tiffany & Co. (NYSE: TIF) engaging in high-end retailing. During the period between January 1995 and October 1999, Ms. Koay has served as an assistant manager of PricewaterhouseCoopers Associates Sdn. Bhd., an audit firm in Malaysia. During the period between February 1993 and June 1994, Ms. Koay has served as an audit assistant of BDO Binder, an audit firm in Malaysia.

Ms. Koay has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Koay had, or will have, a direct or indirect material interest.

Re-designation of Committees

Following the resignation of Ms Yu and Ms Hui and the appointment of Ms. Chan and Ms. Koay, the members of the Committees of the Company were redesignated as follows:

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Mr. Wai Kuen Cheung	Chair	Member	Member
Mr. Lionel Khuat Leok Choong	Member	Member	Member
Mr. Norman Chun Kin Hui	Member	Member	Chair
Ms. Wan Man Chan	Member	Member	Member
Ms. Lee Chern Koay	Member	Chair	Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkers Industries Limited

Date: August 18, 2025	By:	/s/ Man Tak Lau
	Name:	Man Tak Lau
	Title:	Chairman of the Board of Directors

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